Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF THE

SERIES B CONVERTIBLE PREFERRED STOCK,

OF

NTN BUZZTIME, INC.

Pursuant to Section 151(g) of

the General Corporation Law of the State of Delaware

NTN BUZZTIME, INC., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	That, pursuant to the authority conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Restated Certificate of Incorporation, as amended to date (the “Certificate of Incorporation”), and Section 151 of the General Corporation Law of the State of Delaware, the Board previously, by resolutions duly adopted, authorized the issuance of 85,000 shares of Series B Convertible Preferred Stock, par value $0.005 per share (the “Series B Preferred Stock”), in accordance with the provisions of the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock (the “Certificate of Designations”) as filed with the office of the Secretary of State of the State of Delaware on October 31, 1997.
2.	That no shares of the Series B Preferred Stock are outstanding and no shares thereof will be issued subject to the Certificate of Designations.
3.	That the Board has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

WHEREAS, as of the date of these resolutions, none of the authorized shares of the Series B Preferred Stock are outstanding, and none will be issued subject to the Certificate of Designations; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designations be eliminated from the Certificate of Incorporation.

NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of the Series B Preferred Stock are outstanding, and none will be issued subject to the Certificate of Designations.

RESOLVED, FURTHER, that the officers of the Company be, and each of them individually hereby is, authorized and directed to prepare, execute and file a certificate of elimination, for and in the name and on behalf of the Company, with the Secretary of State of the State of Delaware setting forth a copy of these resolutions, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designations.

RESOLVED, FURTHER, that in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation is hereby amended to eliminate all references to the Series B Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.

RESOLVED, FURTHER, that the officers of the Company be, and each of them individually hereby is, authorized and directed to execute and deliver, for and in the name and on behalf of the Company, any and all certificates, agreements and other documents, and take any and all steps and do any and all things which they may deem necessary or advisable, with the advice of counsel, to effect the purposes of the foregoing resolutions.

RESOLVED, FURTHER, that any actions taken by the officers of the Company prior to the date of these resolutions that are within the authority conferred hereby, be, and hereby are, ratified, confirmed and approved in all respects as the act and deed of the Company.

4.	That, accordingly, all matters set forth in the Certificate of Designations be, and hereby are, eliminated from the Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer this 9th day of August, 2013.

NTN BUZZTIME, INC.
By:	/s/ Kendra Berger

Kendra Berger Chief Financial Officer & Secretary

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